October 5, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning Losses on Devaluation of Securities for the Three Months Ended September 30, 2011

TOKYO, October 5, 2011 — Advantest Corporation (hereinafter “Advantest”) announces losses on devaluation of securities.

For securities classified as “Other securities” whose fair values have declined materially and are not expected to recover, Advantest will recognize and record losses on devaluation of such securities for the three months ended September 30, 2011.

1. Total amount of losses on devaluation of securities for the three months ended September 30, 2011

Consolidated
Total amount of losses on devaluation of securities for the three months ended September 30, 2011 (= (A) – (B)) (from July 1, 2011 to September 30, 2011)	1,333 million yen
(A) Total amount of losses on devaluation of securities for the six months ended September 30, 2011 (from April 1, 2011 to September 30, 2011)	1,345 million yen
(B) Total amount of losses on devaluation of securities for the three months ended June 30, 2011 (from April 1, 2011 to June 30, 2011)	12 million yen
Note: Advantest’s fiscal year ends on March 31.

2. Projected Results for FY2011 (April 1, 2011 through March 31, 2012)

  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.